Mail Stop 3010

January 7, 2010

Mr. Glen F. Ceiley
Chief Executive Officer
EACO Corporation
1500 N. Lakeview Avenue
Anaheim, CA 92807

      **Re:    EACO Corporation**
              **Schedule 14A**
              **Filed December 23, 2009**
              **File No. 1-14311**

Dear Mr. Ceiley:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

              Sincerely,

              Karen J. Garnett
              Assistant Director

cc:    Ellen S. Bancroft, Esq.
       J.R. Kang, Esq.
       Dorsey & Whitney LLP
       Via facsimile (949) 932-3601